UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 23, 2009

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On June 23, 2009, NTS Realty Holdings Limited Partnership announced that after the close of business on June 22, 2009, it entered into an agreement (the "Agreement") to sell the Company's Outlet Mall property to an unaffiliated third party. The property is a 162,000 square foot mall located on approximately 13.09 acres visible from Interstate 64 in Louisville, Kentucky (the "Outlet Mall"). The purchaser is an affiliate of the current tenant, Garden Ridge L.P., which occupies 100% of the Outlet Mall. Pursuant to the Agreement, the Company is scheduled to receive $4.0 million in cash if the sale is completed. The proposed purchaser is entitled to conduct due diligence on the property until August 21, 2009, and, if satisfied, must close on March 12, 2010, to coincide with the expiration of the tenant's lease. The Company intends to use the proceeds from the sale to repay outstanding debt and for general capital requirements. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

  (a)   Financial Statements of Businesses Acquired: N/A
  (b)   Pro Forma Financial Information: N/A
  (c)   Shell Company Transactions: N/A
  (d)   <u>Exhibits</u>:
             99.1   Press release of NTS Realty Holdings Limited Partnership, dated June 23, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner



  By: Gregory A. Wells
  Its: Executive Vice President and CFO

 Date: June 24, 2009



EXHIBIT 99.1

10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   **Date: June 23, 2009**

<u>**FOR IMMEDIATE RELEASE**</u>

NTS Realty Holdings Limited Partnership Announces the Sale of Outlet Mall Property to an Unaffiliated Purchaser

Louisville, KY (June 23, 2009) (NYSE Amex: NLP) – NTS Realty Holdings Limited Partnership (the "Company") announced today that after the close of business on June 22, 2009, it entered into an agreement (the "Agreement") to sell the Company's Outlet Mall property to an unaffiliated third party. The property is a 162,000 square foot mall located on approximately 13.09 acres visible from Interstate 64 in Louisville, Kentucky (the "Outlet Mall"). The purchaser is an affiliate of the current tenant, Garden Ridge L.P., which occupies 100% of the Outlet Mall.

Pursuant to the Agreement, the Company is scheduled to receive $4.0 million in cash if the sale is completed. The proposed purchaser is entitled to conduct due diligence on the property until August 21, 2009, and, if satisfied, must close on March 12, 2010, to coincide with the expiration of the tenant's lease. The Company intends to use the proceeds from the sale to repay outstanding debt and for general capital requirements.

About NTS Realty Holdings Limited Partnership

The Company directly, as a tenant in common with unaffiliated co-owners, or as a majority joint venture partner with an affiliate, currently owns twenty-four properties comprised of fourteen multifamily properties, seven office buildings and business centers and three retail properties. The properties are located in and around Louisville and Lexington, Kentucky, Nashville and Cordova, Tennessee, Richmond, Virginia, Fort Lauderdale and Orlando, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the NYSE – Amex platform under the trading symbol of "NLP."

Safe Harbor Under the Private Securities Litigation Reform Act of 1995

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 31, 2009, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

- ### -